UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

DOT VN, INC.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

25849C 10 5
(CUSIP Number)

Thomas Johnson
9449 Balboa Avenue, Suite 114
San Diego, California 92123
(858) 571-2007
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 25849C 10 5	Schedule 13D

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): Thomas Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 12,023,729
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 7,877
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 12,023,729
	10	SHARED DISPOSITIVE POWER 7,877
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,031,606
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.73%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 25849C 10 5	Schedule 13D

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): Gary Thompson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 7,877
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,877
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,877
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
14	TYPE OF REPORTING PERSON (See Instructions) IN

*Represents beneficial ownership of less than one percent.

Item 1.  SECURITY AND ISSUER.

This statement relates to shares of the common stock, par value $.001 per share, of Dot VN, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 9449 Balboa Avenue, Suite 114 San Diego, CA 92123.

Item 2.  IDENTITY AND BACKGROUND.

(a) - (c) This Statement is filed by Thomas Johnson. Mr. Johnson’s address is c/o Dot VN, Inc. 9449 Balboa Avenue, Suite 114 San Diego, CA 92123. Mr. Johnson’s present principal occupation or employment is the Chief Executive Officer and Chairman of the Board of Dot VN, Inc. and the principal place of business and address of Dot VN, Inc. is 9949 Balboa Avenue, Suite 114 San Diego, CA 92123.

(d) - (e) During the last five years, Mr. Johnson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Mr. Johnson is a United States citizen.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Johnson acquired 4,000,000 of the shares of common stock of the Issuer on July 17, 2006 as a result of that certain Agreement and Plan of Merger by and among (i) Dot VN, Inc., a California corporation (“Dot VN CA”), (ii) the Issuer, and (iii) Malers Acquisition Corp. (“MAC”), a Washington corporation and wholly owned subsidiary of the Issuer, the completion of which transaction resulted in (w) MAC merging with and into Dot VN CA there by ending MAC’s corporate existence; (x) Dot VN CA becoming a wholly owned subsidiary of the Issuer; (y) Dot VN CA being renamed “Hi-Tek Multimedia, Inc.”; and (z) the Issuer being renamed its current name, “Dot VN, Inc.” In connection with the merger, the 14,232,250 outstanding shares Dot VN CA Common Stock were exchanged for 11,368,068 shares of the Issuer’s common stock. Mr. Johnson was a beneficial holder of common stock of Dot VN CA and received shares of common stock of the Issuer in connection with the merger.

On August 3, 2006, the Issuer issued 4,000,000 shares of common stock to Mr. Johnson as a compensation for past services with a fair value of approximately $40,000.

On September 28, 2006, the Issuer issued 3,000 shares of common stock to Gary Thompson, Mr. Johnson’s son, pursuant to a Non-disclosure and Invention Assignment Agreement with a fair value of approximately $10,500.

On October 9, 2006 the Issuer granted an option to purchase 1,200,000 shares of common stock, at an exercise price of $0.50 per share, currently exercisable and which expires on August 1, 2016.

On October 9, 2006 the Issuer granted an option to purchase 1,200,000 shares of common stock, at an exercise price of $0.50 per share, currently exercisable and which expires on August 1, 2017.

On July 5, 2007, the Issuer issued 2,000 shares of common stock to Gary Thompson, Mr. Johnson’s son, as a compensation for past services with a fair value of approximately $3,980.

On August 1, 2007, the Issuer converted $1,989,065.78 of accrued and unpaid salary with interest at 10% per annum into a one year convertible note (the “Note”). The Note accrued interest at 8% per annum and converts at the option of Mr. Johnson into shares of the Issuers common stock at $1.43 per share. On August 1, 2008, the Note was not converted or repaid. On August 14, 2008, the Issuer executed a new six month convertible note with Mr. Johnson due on February 15, 2009 (the “New Note”). The New Note continues to accrue interest at 8% per annum and converts at the option of Mr. Johnson into shares of the Issuers common stock at $1.43 per share; there were no material changes to the terms or conditions from the previous Note. On August 1, 2008, the Note was convertible into approximately 1,507,062 shares of the Issuer’s common stock

On August 7, 2007, the Issuer issued 116,667 shares of common stock to Mr. Johnson as a compensation for past services with a fair value of approximately $210,001.

On December 12, 2007, in a private party transaction Gary Thompson acquired 2,877 shares of the Issuer’s common stock.

Item 4.  PURPOSE OF TRANSACTION.

Mr. Johnson acquired the shares of common stock and other securities of the Issuer, as described in Item 3 herein, for investment purposes.

Depending upon then prevailing market conditions, other investment opportunities available to Mr. Johnson, the availability of shares of common stock at prices that would make the purchase of additional shares of common stock desirable and other investment considerations, Mr. Johnson may endeavor to increase his position in the Issuer through, among other things, the purchase of shares of common stock on the open market if the Issuer’s common stock is traded in the future, or in private transactions or otherwise, on such terms and at such times as Mr. Johnson may deem advisable. Mr. Johnson reserves the right to dispose of any or all of his shares of common stock in the open market, if such market is created in the future, or otherwise, at any time and from time to time and to engage in any hedging or similar transactions subject to that certain lock-up agreement dated April 15, 2008 (see Item 6).

Mr. Johnson intends to review his investment in the Issuer on a continuing basis and may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer and/or one or more other representatives of the Issuer concerning the business, operations and future plans of the Issuer.

Mr. Johnson does not have a present plan or proposal which would relate to or result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Mr. Johnson may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) On the filing date of this Schedule 13D, Mr. Johnson beneficially owned, in the aggregate, 12,031,606 shares of common stock, representing approximately 38.73% of the Issuer’s outstanding shares of common stock, based on 27,160,224 shares of common stock issued and outstanding as of August 1, 2008, as stated in the Issuer’s Amendment No. 5 to Form S-1 of the Issuer as filed with the Securities and Exchange Commission on August 1, 2008.

(b) Mr. Johnson directly owns and has sole voting power and sole dispositive power with respect to all of the shares of common stock reported in this Schedule 13D as being beneficially owned by him, with the exception of 7,877 shares of common stock held indirectly through Gary Thompson.

(c) Except as set forth in this Schedule 13D, Mr. Johnson has not effected any transaction in the shares of common stock during the past sixty (60) days.

(d) Except for Mr. Johnson, no person is known by Mr. Johnson to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Johnson.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On April 15, 2008, Mr. Johnson entered into a lock-up agreement with the Company pursuant to which Mr. Johnson agreed that he will not offer, sell, contract to sell, grant an option to purchase, or otherwise dispose of any shares of common stock of the Issuer until April 15, 2009.

Mr. Johnson holds (i) an option, currently exercisable, to purchase 1,200,000 shares of common stock of the Issuer, at an exercise price of $0.50 per share, until August 1, 2016; (ii) an option, currently exercisable, to purchase 1,200,000 shares of common stock of the Issuer, at an exercise price of $0.50 per share, until August 1, 2017; and (iii) an option, exercisable on October 1, 2008, to purchase 1,200,000 shares of common stock, at an exercise price of $0.50 per share, until August 1, 2018.

Other than the arrangements and understanding stated above, to the knowledge of Mr. Johnson, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between himself and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1: One year security lock-up agreement by and between the Issuer and Thomas Johnson dated April 15, 2008 (incorporated by reference as Exhibit 10.20 to the Issuer’s Amendment No. 2 to Form S-1 (File No. 333-146129), filed with the Securities and Exchange Commission on April 29, 2008).

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 18, 2008	By:	/s/ Thomas Johnson
Name: Thomas Johnson